Exhibit 99.3





REGIONS®

3rd Quarter Earnings Conference Call

October 18, 2016

3rd quarter 2016 results
Demonstrates we are successfully executing on our strategic plan

($ in millions, except per share data)	3Q16	3Q15	Change
Net Income[1]	$304	$242	26%
Diluted EPS - Continuing Operations	$0.24	$0.19	26%
Average Loans and Leases	81,283	80,615	1%
Average Deposits	97,936	97,166	1%
Total Adjusted Revenue (FTE)[2]	$1,400	$1,339	5%
Net Charge-Offs	$54	$72	(25)%

	YTD '16	YTD '15	Change
Adjusted efficiency ratio[2]	63.3%	65.4%	210 bps

- Grew checking accounts, households, credit cards and wealth management relationships
- Total adjusted revenue (FTE) increased 5%[2] over the prior year
- Recently announced the acquisition of the low income housing tax credit corporate fund syndication and asset management businesses of First Sterling Financial
- Generated 3% positive operating leverage YTD on an adjusted basis[2]
- Increase $300 million expense elimination by $100 million through 2019, totaling 11.5%[3] of adjusted expenses; will accelerate savings where possible
- We continue to exercise caution and remain focused on prudent and quality loan growth with an emphasis on diversification and appropriate risk-adjusted returns

(1) Available to common shareholders
(2) Non-GAAP; see appendix for reconciliation
(3) $400 million of expense eliminations represent 11.5% of the full year 2015 adjusted expense base

REGIONS

Prudently managing loans

Average loans and leases



$80.6 $80.8 $81.5 $82.0 $81.3

3Q15	4Q15	1Q16	2Q16	3Q16
29.8	30.3	30.5	30.9	31.1
50.8	50.5	51.0	51.1	50.2

($ in billions)

■ Business Lending   ■ Consumer Lending

Quarter-over-Quarter:

- Loan and lease balances down 1%
- Consumer lending experienced another solid quarter with balances up 1%
  - Mortgage lending balances increased $259 million or 2%
  - Other indirect lending increased $93 million or 14%
  - Consumer credit card balances increased $44 million or 4%
- Decrease in business services loans driven by ~$300 million decrease in average direct energy loans
  - Also impacted by continued softness in demand for middle market commercial and small business loans, management of concentration risk limits and continued focus on achieving appropriate risk-adjusted returns

REGIONS®

Prudently growing deposits

Average deposits by type



($ in billions)

Average deposits by segment



($ in billions)

Quarter-over-Quarter:

- Deposits increased $439 million

- Low-cost deposits up $330 million

- Consumer deposits increased 1%

- Corporate deposits increased 2%

- Wealth management deposits decreased 6% as a result of ongoing strategic reductions of certain collateralized deposits

- Deposit costs remained near historically low levels at 12 basis points

- Funding costs remained low at 30 basis points

Net interest income and other financing income and net interest margin

Quarter-over-Quarter:

- Net interest income and other financing income (FTE) down $13 million or 1%
  - Impacted by a $7 million leveraged lease residual value adjustment that lowered net interest margin 3 bps
  - Historically low market interest rates in 2Q16 and 3Q16 caused prepayments to increase, resulting in higher premium amortization of ~$13 million
    - Given the recent moves to modestly higher long-term rates, we expect $4-$6 million of improvement in premium amortization during the fourth quarter
  - Reductions partially offset by higher short-term interest rates and one additional day in the quarter
- Excluding impact of the leveraged lease adjustment, expect modest improvement in net interest income and other financing income in the fourth quarter and for margin to be relatively stable



$ in millions

Net Interest Income and Other Financing Income (FTE)

Net Interest Margin

(1) During the fourth quarter of 2015, Regions corrected the accounting for certain leases which had previously been included in loans. The cumulative effect on pre-tax income lowered net interest income and other financing income $15 million, therefore net interest income and other financing income would have been $871 million. The correction also reduced the net interest margin by 5 basis points and would have been 3.13%. The company does not expect this adjustment to have a material impact to net interest income and other financing income or net interest margin in any future reporting period.

Non-interest income growth driven by revenue diversification initiatives

Quarter-over-Quarter:

- Non-interest income increased $73 million or 14%
  - Included $47 million of insurance proceeds
  - Recognized $8 million leveraged lease termination gain
- Adjusted non-interest income increased $24 million or 5%[1]
  - Capital markets income grew 11%, driven by mergers and acquisition advisory services group
  - Card and ATM income increased 6%
  - Wealth management income increased 4%
  - Included recovery of $10 million related to the 2010 Gulf of Mexico oil spill



($ in millions)

(1) Non-GAAP; see appendix for reconciliation
(2) Total Wealth Management income presented above does not include the portion of service charges on deposit accounts and similar smaller dollar amounts that are also attributable to the Wealth Management segment.
(3) Other income includes market value adjustments associated with certain employee benefits which are offset in salaries and benefits.

Expenses: Focused on what we can control in an uncertain environment

Quarter-over-Quarter:

- Expenses increased $19 million or 2%

  ○ Includes a $14 million charge for early extinguishment of debt and a $5 million charge associated with branch closures

- Adjusted expenses increased $23 million or 3%[1]

  ○ Total salaries and benefits increased $6 million

    ▪ Primarily due to one additional weekday, which accounts for ~$5 million, as well as increased production based incentives

    ▪ YTD staffing levels have declined 5%

  ○ FDIC insurance assessments increased $12 million, including $5 million related to the implementation of the FDIC assessment surcharge

  ○ Incurred $11 million related to Visa class B shares sold in a prior year which is not expected to repeat at this level and $8 million related to unfunded commitments



($ in millions)

	3Q15	4Q15	1Q16	2Q16	3Q16
Total	$895	$873	$869	$915	$934
Selected Items	1	12	26	26	22
Adjusted Non-Interest Expense	894	861	843	889	912

■ Adjusted Non-Interest Expense[1] ■ Selected Items[1]

(1) Non-GAAP; see appendix for reconciliation

REGIONS

Asset quality

Net charge-offs and ratio



$60 $78 $68 $72 $54

0.30% 0.38% 0.34% 0.35% 0.26%

3Q15 4Q15 1Q16 2Q16 3Q16

($ in millions)

■ Net Charge-Offs ◆ Net Charge-Offs ratio

- Provision for loan losses $25 million less than net charge-offs primarily attributable to reduction in loans outstanding and overall net improvement in energy portfolio
- Non-accrual loans increased primarily due to five large energy and energy-related loans
  - Increased provision associated with these loans was more than offset by credit quality improvement in energy portfolio
  - Driven by continued energy price stabilization, as well as declines in loans outstanding
- Increase in criticized loans driven by a small number of multi-family construction and transportation loans that were downgraded from Pass to Special Mention

Criticized and classified loans[2]



$3,254 $3,371 $3,625 $3,664 $3,742

1,416 1,434 985 1,196 1,329

1,838 1,937 2,640 2,468 2,413

3Q15 4Q15 1Q16 2Q16 3Q16

($ in millions)

■ Classified Loans ■ Special Mention

NPLs and coverage ratio[1]



$789 $782 $993 $1,025 $1,078

141% 141% 116% 112% 104%

3Q15 4Q15 1Q16 2Q16 3Q16

($ in millions)

■ NPLs ◆ Coverage Ratio

(1) Excludes loans held for sale
(2) Includes commercial and investor real estate loans only

Industry leading capital and liquidity ratios

Tier 1 capital ratio[1]



3Q15	4Q15	1Q16	2Q16	3Q16
11.7%	11.7%	11.6%	11.7%	11.9%

Common equity Tier 1 ratio – Fully phased-in pro-forma[1][2]



3Q15	4Q15	1Q16	2Q16	3Q16
10.8%	10.7%	10.7%	10.8%	11.0%

- Returned $296 million to shareholders, or 97% of 3Q earnings, including the repurchase of $215 million of common stock and $81 million in dividends

- Transitional basis Basel III Common Equity Tier 1 ratio estimated at 11.1%[1], well above current regulatory minimums

- At period end, Regions was fully compliant with the final Liquidity Coverage Ratio rule

Loan-to-deposit ratio[3]



3Q15	4Q15	1Q16	2Q16	3Q16
83%	83%	83%	84%	81%

(1) Current quarter ratios are estimated
(2) Non-GAAP; see appendix for reconciliation
(3) Based on ending balances

REGIONS®

2016 Expectations

- Average loan growth relatively stable[1][2]

- Average deposits relatively stable[1][3]

- Net interest income and other financing income up 2% - 4%

- Adjusted non-interest income growth more than 6%[4]

- Adjusted expenses flat to up modestly; full year efficiency ratio ~63%

- Adjusted operating leverage of 2% - 4%

- Net charge-offs of 25 - 35 bps

Note: The reconciliation with respect to these forward-looking non-GAAP measures is expected to be consistent with the actual non-GAAP reconciliations included in the attached appendix.

(1) 4Q16 average balances relative to 4Q15 average balances
(2) This represents a change from previous loan growth guidance of less than 3%.
(3) Accelerated planned reduction of certain deposits within Wealth Management and Corporate segments led to the change from previous guidance of 2%-4%. Within Wealth Management, certain customer trust deposits, collateralized by securities, were moved into other fee income producing customer investments.
(4) Fee based revenue strategic initiatives have exceeded expectations.

REGIONS®

Appendix

Energy lending overview

Total energy

($ in millions)	As of 9/30/16					As of 6/30/16				
	Loan / Lease Balances	Balances Including Related Commitments	% Utilization	$ Criticized	% Criticized	Loan / Lease Balances	Balances Including Related Commitments	% Utilization	$ Criticized	% Criticized
Oilfield services and supply (OFS)	$811	$1,268	64%	$451	56%	$863	$1,332	65%	$422	49%
Exploration and production (E&P)	757	1,326	57%	522	69%	805	1,434	56%	581	72%
Midstream	459	1,082	42%	30	7%	519	1,082	48%	33	6%
Downstream	80	309	26%	17	21	76	347	22%	18	24
Other	130	284	46%	4	3%	129	285	45%	24	19%
Total direct	2,237	4,269	52%	1,024	46%	2,392	4,480	53%	1,078	45%
Indirect	514	946	54%	124	24%	531	996	53%	96	18%
Direct and indirect	2,751	5,215	53%	1,148	42%	2,923	5,476	53%	1,174	40%
Operating leases	145	145	—	83	57%	153	153	—	70	46%
Total energy	$2,896	$5,360	54%	$1,231	43%	$3,076	$5,629	55%	$1,244	40%

- Total outstandings and commitments declined primarily due to paydowns and payoffs
- Allowance for loan and lease losses was 7.9% of direct energy balances at 9/30/16 vs 9.4% at 6/30/16
- No second lien exposure outstanding within the energy portfolio
- Leveraged loans account for 14% of energy related balances; the majority are Midstream
- Charge-offs related to the energy portfolio totaled $6 million in 3Q
- Expectations for energy related charge-offs are $50-$75 million through the end of 2017; inclusive of $23 million of charge-offs incurred year-to-date
- Should oil prices fall to and remain below $25 a barrel through the end of 2017, Regions could experience additional losses of $100 million
- Utilization rate has remained between 40-60% since 1Q15

Note: Securities portfolio contained ~$12MM of high quality, investment grade corporate bonds that are energy related at 9/30/16, down from ~$66MM at 6/30/16. A leveraged relationship is defined as senior cash flow leverage of 3x or total cash flow leverage of 4x except for Midstream Energy which is 6x total cash flow leverage.

▲ REGIONS®

Energy lending - Oil Field Services and Exploration & Production detail

Type	As of 9/30/16	# of Clients*	Commentary
Marine	$453	9	59% of exposure is contract protected through end of 2016. Expect some additional stress into 2017 as contracts mature and E&P companies focus on shorter cycle onshore projects
Integrated OFS	157	10	Average utilization is 37% indicating clients have liquidity to weather cycle.
Compression	115	4	Linked to movement of natural gas; sector is more stable and lower risk than other sectors.
Fluid Management	36	2	Remains a high risk sector.
Pre-drilling / Drilling	44	2	Reduced capex spending of many E&P companies impacted current and future cash flows; however, Regions' larger borrowers remain liquid.
Sand	6	1	Remains a high risk sector; however, exposure is minimal.
Total Oil Field Services (OFS)	811	28	
Exploration and production (E&P)	757	28**	
Total OFS and E&P	$1,568		

OFS Portfolio

- 49% shared national credit (SNC) loans
- 64% utilization rate compared to 65% in 2Q16
- 91% Non-pass rated (criticized) loans paying as agreed

E&P Portfolio

- Majority of borrowing is senior secured
- 94% shared national credit (SNC) loans
- 57% utilization rate compared to 56% in 2Q16
- Essentially all non-pass rated (criticized) loans paying as agreed

*Represents the number of clients that comprise 75% of the loan balances outstanding.
**Represents the number of clients that comprise 90% of the loan balances outstanding.

REGIONS

Loan balances by select states

Texas



- Consumer Non-Real Estate Secured, $912
- Commercial - Energy (Direct), $1,155
- Consumer Real Estate Secured, $970
- Investor Real Estate, $1,318
- Commercial - Non-Energy, $4,325

$8.7B

Louisiana



- Consumer Non-Real Estate Secured, $289
- Commercial - Energy (Direct), $507
- Consumer Real Estate Secured, $1,125
- Investor Real Estate, $242
- Commercial - Non-Energy, $2,298

$4.5B

Investor Real Estate Balances by City

($ in millions)	Office	Retail	Multi-Family	Single Family	Other	Total
Houston	$23	$67	$304	$80	$18	$492
Dallas	110	32	184	48	62	436
San Antonio	—	26	74	41	45	186
Other	16	62	105	4	17	204
Total	$149	$187	$667	$173	$142	$1,318

Investor Real Estate Balances by City

($ in millions)	Office	Retail	Multi-Family	Single Family	Other	Total
Baton Rouge	$41	$7	$29	$46	$19	$142
New Orleans	5	9	1	2	15	32
Other	3	42	4	2	17	68
Total	$49	$58	$34	$50	$51	$242

Note: Intelligence from our customer assistance program (CAP) reveals no noticeable increase in assistance requests in these markets to date.

REGIONS

Loan balances by select states

Alabama



$10.0B

- Commercial - Energy (Direct), $31
- Consumer Non-Real Estate Secured, $871
- Consumer Real Estate Secured, $3,599
- Investor Real Estate, $342
- Commercial - Non-Energy, $5,127

Investor Real Estate Balances by City

($ in millions)	Office	Retail	Multi-Family	Single Family	Other	Total
Birmingham	$16	$25	$31	$16	$25	$113
Huntsville	82	17	7	8	2	116
Mobile / Baldwin County	2	16	3	3	14	38
Other	8	20	19	13	15	75
Total	$108	$78	$60	$40	$56	$342

Mississippi



$3.1B

- Commercial - Energy (Direct), $56
- Consumer Non-Real Estate Secured, $337
- Consumer Real Estate Secured, $955
- Investor Real Estate, $178
- Commercial - Non-Energy, $1,602

Investor Real Estate Balances by City

($ in millions)	Office	Retail	Multi-Family	Single Family	Other	Total
North Mississippi	—	—	—	—	$97	$97
Gulfport / Biloxi / Pascagoula	—	—	18	—	11	29
Jackson / Other	5	3	39	1	4	52
Total	$5	$3	$57	$1	$112	$178

Non-GAAP reconciliation: Non-interest income, non-interest expense and efficiency ratio

The table below presents computations of the efficiency ratio (non-GAAP), which is a measure of productivity, generally calculated as non-interest expense divided by total revenue. Management uses this ratio to monitor performance and believes this measure provides meaningful information to investors. Non-interest expense (GAAP) is presented excluding certain adjustments to arrive at adjusted non-interest expense (non-GAAP), which is the numerator for the efficiency ratio. Non-interest income (GAAP) is presented excluding certain adjustments to arrive at adjusted non-interest income (non-GAAP), which is the numerator for the fee income ratio. Net interest income and other financing income on a taxable-equivalent basis and non-interest income are added together to arrive at total revenue on a taxable-equivalent basis. Adjustments are made to arrive at adjusted total revenue on a taxable-equivalent basis (non-GAAP), which is the denominator for the efficiency ratio. Regions believes that the exclusion of these adjustments provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Company and predicting future performance. These non-GAAP financial measures are also used by management to assess the performance of Regions' business. It is possible that the activities related to the adjustments may recur; however, management does not consider the activities related to the adjustments to be indications of ongoing operations. The table on the following page presents a computation of the operating leverage ratio (non-GAAP) which is the period to period percentage change in adjusted total revenue on a taxable-equivalent basis (non-GAAP) less the percentage change in adjusted non-interest expense (non-GAAP). Regions believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Company on the same basis as that applied by management.

		Quarter Ended								
($ amounts in millions)		**9/30/2016**	6/30/2016	3/31/2016	12/31/2015	9/30/2015	3Q16 vs. 2Q16		3Q16 vs. 3Q15	
ADJUSTED EFFICIENCY AND FEE INCOME RATIOS, ADJUSTED NON-INTEREST INCOME/EXPENSE- CONTINUING OPERATIONS										
Non-interest expense (GAAP)	A	**$ 934**	$ 915	$ 869	$ 873	$ 895	$ 19	2.1 %	$ 39	4.4 %
Adjustments:										
Professional, legal and regulatory expenses (1)		—	(3)	—	—	—	3	(100.0)%	—	NM
Branch consolidation, property and equipment charges		**(5)**	(22)	(14)	(6)	(1)	17	(77.3)%	(4)	400.0 %
Loss on early extinguishment of debt		**(14)**	—	—	—	—	(14)	NM	(14)	NM
Salary and employee benefits—severance charges		**(3)**	(1)	(12)	(6)	—	(2)	200.0 %	(3)	NM
Adjusted non-interest expense (non-GAAP)	B	**$ 912**	$ 889	$ 843	$ 861	$ 894	$ 23	2.6 %	$ 18	2.0 %
Net interest income and other financing income (GAAP)		**$ 835**	$ 848	$ 862	$ 836	$ 836	$ (13)	(1.5)%	$ (1)	(0.1)%
Taxable-equivalent adjustment		**21**	21	21	20	19	—	— %	2	10.5 %
Net interest income and other financing income, taxable-equivalent basis	C	**$ 856**	$ 869	$ 883	$ 856	$ 855	$ (13)	(1.5)%	$ 1	0.1 %
Non-interest income (GAAP)	D	**$ 599**	$ 526	$ 506	$ 514	$ 497	$ 73	13.9 %	$ 102	20.5 %
Adjustments:										
Securities (gains) losses, net		—	(6)	5	(11)	(7)	6	(100.0)%	7	(100.0)%
Insurance proceeds (1)		**(47)**	—	(3)	(1)	—	(47)	NM	(47)	NM
Leveraged lease termination gains, net (1)		**(8)**	—	—	—	(6)	(8)	NM	(2)	33.3 %
Adjusted non-interest income (non-GAAP)	E	**$ 544**	$ 520	$ 508	$ 502	$ 484	$ 24	4.6 %	$ 60	12.4 %
Total revenue, taxable-equivalent basis	C+D=F	**$ 1,455**	$ 1,395	$ 1,389	$ 1,370	$ 1,352	$ 60	4.3 %	$ 103	7.6 %
Adjusted total revenue, taxable-equivalent basis (non-GAAP)	C+E=G	**$ 1,400**	$ 1,389	$ 1,391	$ 1,358	$ 1,339	$ 11	0.8 %	$ 61	4.6 %
Efficiency ratio (GAAP)	A/F	**64.2%**	65.6%	62.5%	63.7%	66.2%				
Adjusted efficiency ratio (non-GAAP) (2)(3)	B/G	**65.3%**	64.0%	60.6%	63.4%	66.8%				

NM - Not Meaningful

(1) See page 7 of the 3Q16 Financial Supplement for additional information regarding these adjustments.

(2) Excluding $23 million of FDIC insurance assessment adjustments to prior assessments recorded in the third quarter of 2015, the adjusted efficiency ratio would have been 65.0%.

(3) During the fourth quarter of 2015, Regions corrected the accounting for certain leases, for which Regions is the lessor. These leases had been previously classified as capital leases but were subsequently determined to be operating leases. The aggregate impact of this adjustment lowered net interest income and other financing income $15 million. Excluding the negative impact of the $15 million, the adjusted efficiency ratio would have been 62.7%.

Non-GAAP reconciliation continued: YTD Non-interest income, non-interest expense, efficiency ratio and operating leverage

($ amounts in millions)			Nine Months Ended September 30					
			2016		2015		2016 vs. 2015	
ADJUSTED EFFICIENCY, FEE INCOME AND OPERATING LEVERAGE RATIOS, ADJUSTED NON-INTEREST INCOME/ EXPENSE- CONTINUING OPERATIONS								
Non-interest expense (GAAP)	A	$	**2,718**	$	2,734	$	(16)	(0.6)%
Adjustments:								
Professional, legal and regulatory expenses [1]			**(3)**		(48)		45	(93.8)%
Branch consolidation, property and equipment charges [1]			**(41)**		(50)		9	(18.0)%
Loss on early extinguishment of debt			**(14)**		(43)		29	(67.4)%
Salary and employee benefits—severance charges			**(16)**		—		(16)	NM
Adjusted non-interest expense (non-GAAP)	B	$	**2,644**	$	2,593	$	51	2.0 %
Net interest income and other financing income (GAAP)		$	**2,545**	$	2,471	$	74	3.0 %
Taxable-equivalent adjustment			**63**		55		8	14.5 %
Net interest income and other financing income, taxable-equivalent basis	C	$	**2,608**	$	2,526	$	82	3.2 %
Non-interest income (GAAP)	D	$	**1,631**	$	1,557	$	74	4.8 %
Adjustments:								
Securities gains, net			**(1)**		(18)		17	(94.4)%
Insurance proceeds [1]			**(50)**		(90)		40	(44.4)%
Leveraged lease termination gains, net			**(8)**		(8)		—	NM
Adjusted non-interest income (non-GAAP)	E	$	**1,572**	$	1,441	$	131	9.1 %
Total revenue, taxable-equivalent basis	C+D=F	$	**4,239**	$	4,083	$	156	3.8 %
Adjusted total revenue, taxable-equivalent basis (non-GAAP)	C+E=G	$	**4,180**	$	3,967	$	213	5.4 %
Operating leverage ratio (GAAP)	F-A							4.4 %
Adjusted operating leverage ratio (non-GAAP)	G-B							3.4 %
Efficiency ratio (GAAP)	A/F		**64.1%**		67.0%			
Adjusted efficiency ratio (non-GAAP)	B/G		**63.3%**		65.4%			

(1) See page 7 of the 3Q16 Financial Supplement for additional information regarding these adjustments.

REGIONS®

Non-GAAP reconciliation: Basel III common equity Tier 1 ratio – fully phased-in pro-forma

The calculation of the fully phased-in pro-forma "Common equity Tier 1" (CET1) is based on Regions' understanding of the Final Basel III requirements. For Regions, the Basel III framework became effective on a phased-in approach starting in 2015 with full implementation beginning in 2019. The calculation provided below includes estimated pro-forma amounts for the ratio on a fully phased-in basis. Regions' current understanding of the final framework includes certain assumptions, including the Company's interpretation of the requirements, and informal feedback received through the regulatory process. Regions' understanding of the framework is evolving and will likely change as analysis and discussions with regulators continue. Because Regions is not currently subject to the fully-phased in capital rules, this pro-forma measure is considered to be a non-GAAP financial measure, and other entities may calculate it differently from Regions' disclosed calculation.

A company's regulatory capital is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, a company's balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to broad risk categories. The aggregated dollar amount in each category is then multiplied by the prescribed risk-weighted percentage. The resulting weighted values from each of the categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Common equity Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the common equity Tier 1 capital ratio. The amounts disclosed as risk-weighted assets are calculated consistent with banking regulatory requirements on a fully phased-in basis.

Since analysts and banking regulators may assess Regions' capital adequacy using the fully phased-in Basel III framework, we believe that it is useful to provide investors the ability to assess Regions' capital adequacy on this same basis.

($ amounts in millions)		As of and for Quarter Ended				
		9/30/2016	6/30/2016	3/31/2016	12/31/2015	9/30/2015
Basel III Common Equity Tier 1 Ratio—Fully Phased-In Pro-Forma [1]						
Stockholder's equity (GAAP)		$ 17,365	$ 17,385	$ 17,211	$ 16,844	$ 16,952
Non-qualifying goodwill and intangibles		(4,936)	(4,946)	(4,947)	(4,958)	(4,913)
Adjustments, including all components of accumulated other comprehensive income, disallowed deferred tax assets, threshold deductions and other adjustments		(185)	(227)	(64)	286	41
Preferred stock (GAAP)		(820)	(820)	(820)	(820)	(836)
Basel III common equity Tier 1—Fully Phased-In Pro-Forma (non-GAAP)	A	$ 11,424	$ 11,392	$ 11,380	$ 11,352	$ 11,244
Basel III risk-weighted assets—Fully Phased-In Pro-Forma (non-GAAP) [2]	B	$ 103,972	$ 105,199	$ 106,227	$ 106,188	$ 104,645
Basel III common equity Tier 1 ratio—Fully Phased-In Pro-Forma (non-GAAP)	A/B	11.0%	10.8%	10.7%	10.7%	10.8%

(1) Current quarter amounts and the resulting ratio are estimated.
(2) Regions continues to develop systems and internal controls to precisely calculate risk-weighted assets as required by Basel III on a fully phased-in basis. The amount included above is a reasonable approximation, based on our understanding of the requirements.

REGIONS®

Forward-looking statements

This presentation may include forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, which reflect Regions' current views with respect to future events and financial performance. Forward-looking statements are not based on historical information, but rather are related to future operations, strategies, financial results or other developments. Forward-looking statements are based on management's expectations as well as certain assumptions and estimates made by, and information available to, management at the time the statements are made. Those statements are based on general assumptions and are subject to various risks, uncertainties and other factors that may cause actual results to differ materially from the views, beliefs and projections expressed in such statements. These risks, uncertainties and other factors include, but are not limited to, those described below:

• Current and future economic and market conditions in the United States generally or in the communities we serve, including the effects of declines in property values, unemployment rates and potential reductions of economic growth, which may adversely affect our lending and other businesses and our financial results and conditions.
• Possible changes in trade, monetary and fiscal policies of, and other activities undertaken by, governments, agencies, central banks and similar organizations, which could have a material adverse effect on our earnings.
• The effects of a possible downgrade in the U.S. government's sovereign credit rating or outlook, which could result in risks to us and general economic conditions that we are not able to predict.
• Possible changes in market interest rates or capital markets could adversely affect our revenue and expense, the value of assets and obligations, and the availability and cost of capital and liquidity.
• Any impairment of our goodwill or other intangibles, or any adjustment of valuation allowances on our deferred tax assets due to adverse changes in the economic environment, declining operations of the reporting unit, or other factors.
• Possible changes in the creditworthiness of customers and the possible impairment of the collectability of loans.
• Changes in the speed of loan prepayments, loan origination and sale volumes, charge-offs, loan loss provisions or actual loan losses where our allowance for loan losses may not be adequate to cover our eventual losses.
• Possible acceleration of prepayments on mortgage-backed securities due to low interest rates, and the related acceleration of premium amortization on those securities.
• Our ability to effectively compete with other financial services companies, some of whom possess greater financial resources than we do and are subject to different regulatory standards than we are.
• Loss of customer checking and savings account deposits as customers pursue other, higher-yield investments, which could increase our funding costs.
• Our inability to develop and gain acceptance from current and prospective customers for new products and services in a timely manner could have a negative impact on our revenue.
• The effects of any developments, changes or actions relating to any litigation or regulatory proceedings brought against us or any of our subsidiaries.
• Changes in laws and regulations affecting our businesses, such as the Dodd-Frank Act and other legislation and regulations relating to bank products and services, as well as changes in the enforcement and interpretation of such laws and regulations by applicable governmental and self-regulatory agencies, which could require us to change certain business practices, increase compliance risk, reduce our revenue, impose additional costs on us, or otherwise negatively affect our businesses.
• Our ability to obtain a regulatory non-objection (as part of the CCAR process or otherwise) to take certain capital actions, including paying dividends and any plans to increase common stock dividends, repurchase common stock under current or future programs, or redeem preferred stock or other regulatory capital instruments, may impact our ability to return capital to stockholders and market perceptions of us.
• Our ability to comply with stress testing and capital planning requirements (as part of the CCAR process or otherwise) may continue to require a significant investment of our managerial resources due to the importance and intensity of such tests and requirements.
• Our ability to comply with applicable capital and liquidity requirements (including, among other things, the Basel III capital standards and the LCR rule), including our ability to generate capital internally or raise capital on favorable terms, and if we fail to meet requirements, our financial condition could be negatively impacted.
• The Basel III framework calls for additional risk-based capital surcharges for globally systemically important banks. Although we are not subject to such surcharges, it is possible that in the future we may become subject to similar surcharges.
• The costs, including possibly incurring fines, penalties, or other negative effects (including reputational harm) of any adverse judicial, administrative, or arbitral rulings or proceedings, regulatory enforcement actions, or other legal actions to which we or any of our subsidiaries are a party, and which may adversely affect our results.
• Our ability to manage fluctuations in the value of assets and liabilities and off-balance sheet exposure so as to maintain sufficient capital and liquidity to support our business.
• Our ability to execute on our strategic and operational plans, including our ability to fully realize the financial and non-financial benefits relating to our strategic initiatives.
• The success of our marketing efforts in attracting and retaining customers.
• Possible changes in consumer and business spending and saving habits and the related effect on our ability to increase assets and to attract deposits, which could adversely affect our net income.
• Our ability to recruit and retain talented and experienced personnel to assist in the development, management and operation of our products and services may be affected by changes in laws and regulations in effect from time to time.
• Fraud or misconduct by our customers, employees or business partners.

Forward-looking statements continued

- Any inaccurate or incomplete information provided to us by our customers or counterparties.
- The risks and uncertainties related to our acquisition and integration of other companies.
- Inability of our framework to manage risks associated with our business such as credit risk and operational risk, including third-party vendors and other service providers, which could, among other things, result in a breach of operating or security systems as a result of a cyber attack or similar act.
- The inability of our internal disclosure controls and procedures to prevent, detect or mitigate any material errors or fraudulent acts.
- The effects of geopolitical instability, including wars, conflicts and terrorist attacks and the potential impact, directly or indirectly, on our businesses.
- The effects of man-made and natural disasters, including fires, floods, droughts, tornadoes, hurricanes, and environmental damage, which may negatively affect our operations and/or our loan portfolios and increase our cost of conducting business.
- Changes in commodity market prices and conditions could adversely affect the cash flows of our borrowers operating in industries that are impacted by changes in commodity prices (including businesses indirectly impacted by commodities prices such as businesses that transport commodities or manufacture equipment used in the production of commodities), which could impair their ability to service any loans outstanding to them and/or reduce demand for loans in those industries.
- Our inability to keep pace with technological changes could result in losing business to competitors.
- Our ability to identify and address cyber-security risks such as data security breaches, "denial of service" attacks, "hacking" and identity theft, a failure of which could disrupt our business and result in the disclosure of and/or misuse or misappropriation of confidential or proprietary information; increased costs; losses; or adverse effects to our reputation.
- Our ability to realize our efficiency ratio target as part of our expense management initiatives.
- Significant disruption of, or loss of public confidence in, the Internet and services and devices used to access the Internet could affect the ability of our customers to access their accounts and conduct banking transactions.
- Possible downgrades in our credit ratings or outlook could increase the costs of funding from capital markets.
- The effects of problems encountered by other financial institutions that adversely affect us or the banking industry generally could require us to change certain business practices, reduce our revenue, impose additional costs on us, or otherwise negatively affect our businesses.
- The effects of the failure of any component of our business infrastructure provided by a third party could disrupt our businesses; result in the disclosure of and/or misuse of confidential information or proprietary information; increase our costs; negatively affect our reputation; and cause losses.
- Our ability to receive dividends from our subsidiaries could affect our liquidity and ability to pay dividends to stockholders.
- Changes in accounting policies or procedures as may be required by the FASB or other regulatory agencies could materially affect how we report our financial results.
- Other risks identified from time to time in reports that we file with the SEC.
- The effects of any damage to our reputation resulting from developments related to any of the items identified above.

The foregoing list of factors is not exhaustive. For discussion of these and other factors that may cause actual results to differ from expectations, look under the captions "Forward-Looking Statements" and "Risk Factors" of Regions' Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Securities and Exchange Commission.

The words "anticipates," "intends," "plans," "seeks," "believes," "estimates," "expects," "targets," "projects," "outlook," "forecast," "will," "may," "could," "should," "can," and similar expressions often signify forward-looking statements. You should not place undue reliance on any forward-looking statements, which speak only as of the date made. We assume no obligation to update or revise any forward-looking statements that are made from time to time.

